

16014073

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-69270

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Flying Cloud Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 1895
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bart Mallon (415) 868-5345
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name - if individual, state last, first, middle name)

5251 S. Quebec Street, Greenwood Village, CO 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bart Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Flying Cloud Securities LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Bart Mallon
President

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Notary Public

State of California, County of San Francisco
Subscribed and sworn to before me this 26 Day of February 2016, by Bart Mallon proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California


PC01
APRIL M. JOHNSON
COMM. #2045614
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2017

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

FLYING CLOUD SECURITIES LLC

CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	3 - 4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Members' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 11
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	13
Reconciliation of Net Capital	14
Report of Independent Registered Public Accounting Firm on Company Exemption Report	15
Flying Cloud Securities LLC Exemption Report	16
Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	17-18
General Assessment Reconciliation pursuant to Form SIPC-7	19



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Flying Cloud Securities, LLC

We have audited the accompanying financial statements of (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Greenwood Village, Colorado
February 25, 2016

FLYING CLOUD SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	54,300
Commissions receivable		170,524
Prepaid expenses		10,589
Security deposit		2,500
	$	**237,913**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commission payable	$	155,706
Accounts payable and other liabilities		9,828
		165,534
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBERS' EQUITY (Note 2)		72,379
	$	**237,913**

The accompanying notes are an integral part of this statement.

FLYING CLOUD SECURITIES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUE:	
Commission income	$ 1,080,974
Retainer income	17,325
Other income	2,000
Total revenue	$ 1,100,299
EXPENSES:	
Commission Expense	993,192
Benefits and payroll expense	21,613
Telephone, internet & communication	10,657
Regulatory fees	16,761
General and administrative	14,604
Insurance	371
Legal and professional fees	54,038
Rent and occupancy costs	9,800
Total expenses	1,121,036
NET LOSS	$ **(20,737)**

The accompanying notes are an integral part of this statement.

FLYING CLOUD SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

BALANCE, December 31, 2014	$	16,116
Contributions from members		77,000
Net loss		(20,737)
BALANCE, December 31, 2015	**$**	**72,379**

The accompanying notes are an integral part of this statement.

FLYING CLOUD SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net loss	$	(20,737)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in commissions receivable		(170,524)
Increase in prepaid expenses		(9,059)
Increase in security deposit		(2,500)
Increase in commissions payable		155,706
Increase in accounts payable		8,480
Net cash used in operating activities		(38,634)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:		
Contributions from members		77,000
Distributions to members		-
Net cash provided by financing activities		77,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		38,366
CASH AND CASH EQUIVALENTS, at beginning of year		15,934
CASH AND CASH EQUIVALENTS, at end of year	**$**	**54,300**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Flying Cloud Securities LLC (the "Company"), is a Delaware limited liability company, organized in 2013 to engage in private placements of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). The Company was formed on March 11, 2013 and was approved by the SEC and the FINRA as a broker-dealer on April 24, 2014, whereby the Company commenced operations.

15c-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. As of December 31, 2015, the Company does not have deposits in banks in excess of the FDIC insured amount of $250,000.

Revenue Recognition

The Company derives its revenue from capital raising activities, in the form of private placements of securities. Commission revenue is recognized as income when it is earned, as defined in the respective engagement letters. This is typically at the closing of the sale of securities of the non-public companies.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are null.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

***Income Taxes* (concluded)**

provision for income taxes is reflected in the accompanying financial statements. However, the Company is still required to file a tax return. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Taxable years since 2013 (inception) are subject to examination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $44,472 and $11,036, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.72 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1, during its fiscal year of operations.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement, effective April 24, 2013, with Cole-Frieman & Mallon LLP, in which the affiliate pays expenses on behalf of the Company. The Company pays the affiliate $150 per month for office space, minor administrative services and technology services. This amount approximates the Company's portion of these expenses. The total amount paid to the affiliate for the period was $1,800 and is included in Rent Expense in the Statement of Income. In addition, the lease agreement may be terminated with a 60 day notice.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2015, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

FLYING CLOUD SECURITIES LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
YEAR ENDED DECEMBER 31, 2015

CREDIT:	
Members' equity	$ 72,379
DEBITS:	
Non-allowable assets:	
Accounts receivable	14,818
Prepaid expenses	10,589
Security deposit	2,500
Total debits	27,907
Net capital before haircuts on securities positions	44,472
Haircuts on securities positions	-
NET CAPITAL	44,472
Minimum requirements of 6 2/3% of aggregate indebtedness of $165,534 or $5,000, whichever is greater	11,036
Excess net capital	**$ 33,436**
AGGREGATE INDEBTEDNESS:	
Accrued expenses and other liabilities	**$ 155,706**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**3.72 to 1**

FLYING CLOUD SECURITIES LLC

RECONCILIATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2015

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	**$ 44,472.00**
Adjustments:	
Increase in revenue	160,524
Increase in commission expense	(146,706)
Increase in non-allowable assets	(13,818)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	**$ 44,472.00**



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Flying Cloud Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Flying Cloud Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 25, 2016


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

Flying Cloud Securities LLC
1 Sansome Street, Suite 1895
San Francisco, CA 94104
phone: 415-762-8751
fax: 415-493-0154
fcsecurities.com

February 9, 2016

FLYING CLOUD SECURITIES LLC

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Flying Cloud Securities, LLC (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2015. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.



Bart Mallon, President



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Flying Cloud Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Flying Cloud Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
February 25, 2016

FLYING CLOUD SECURITIES LLC
GENERAL ASSESSMENT, RECONCILIATION PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2015

General Assessment per Form SIPC-7	$	2,746
Less payment made with Form SIPC-6		(190)
Amount paid with Form SIPC-7	**$**	**2,556**